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ASE TEST LIMITED                                                      June 12, 2001
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FOR IMMEDIATE RELEASE
Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.   886-2-8780-5489                    Mobile   886-920-189-608
Fax.   886-2-2757-6121                    email:   jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.   408-567-4383                       email:   rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:   Mylene Kok                      In the US:  Daniel Loh
                   65-394-0825                                 212-701-1998
                   mylene.kok@tfn.com.sg                       dan.loh@thomsonir.com
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      ASE TEST LIMITED ANNOUNCES MAY 2001 REVENUES AND REVISES Q2 OUTLOOK

Taipei, Taiwan, R.O.C., JUNE 12, 2001 - ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated May 2001 net revenues were US$22.32 million. Compared to prior periods, the May figure represented a drop of 32% year-over-year and a decline of 5% sequentially.

Consolidated monthly net revenues (unaudited)

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                       May        April        May        YoY        Sequential
(US$000)              2000         2001       2001      Change         Change
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Net Revenues         32,634      23,608      22,320       -32%           -5%
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Q2 Outlook

Given the significant declines in April and May revenues, the Company believes that its second quarter revenues will likely fall by 30%-35% from the first quarter. Many of the Company's customers, serving a wide range of end markets, continue to face slow demand for their products and relatively high inventory levels. As a result, demand for testing services has fallen off considerably in the current quarter.


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Since much of its cost structure is relatively fixed in the short term, the
Company expects to incur operating losses of between $8-$10 million in the current quarter, as a result of the revenue shortfall. The Company estimates its net income for the quarter to be a loss of approximately $12-14 million.

Given the uncertain industry conditions, visibility into the rest of the year remains limited. Based on recent customer forecasts, the Company believes that customers' downward revisions appear to be moderating. As such, the Company expects its business to reach a bottom in the current quarter and is cautiously optimistic that its business may start to show sequential growth in the third quarter.


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ASE Test Limited is the world's largest independent providers of semiconductor testing service. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol "ASTSF".

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future revenues, earnings, and other results of operations. Our actual results may differ materially from the results discussed in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other reasons. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may be materially less favorable than those expressed or implied by these forward-looking statements as a result of the reasons noted above and other risks and factors which could depress the market price of our shares. For a discussion of such other risks and factors, please read the discussion of these risks and other factors in the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F and Amendment No. 1 to our Registration Statement on Form F-3 filed on August 17, 2000 and our Current Reports on Form 6-K filed on May 9, April 25, and April 3, 2001, and December 27, October 26, August 24, July 26, and July 18, 2000.